Contact

www.linkedin.com/in/bonilla-javier (LinkedIn)

Top Skills

Microsoft Excel
Research
Time Management

Languages

Catalan (Limited Working)
English (Native or Bilingual)
Spanish (Native or Bilingual)
French (Limited Working)

Certifications

Business Foundations Certificate
Data Scientist with Python - Career Track
Software Product Management Specialization

Javier Bonilla

Co-Founder @ Querio | We're hiring!
London, England, United Kingdom

Summary

Co-Founder & COO @ Querio.

I am intrinsically motivated by curiosity, creativity, and impact. Equipped with a strong bias toward action, I not only have the resources and capacity to tackle complex challenges but am also continually driven by an eagerness to "figure it out", learn, innovate, and make a meaningful difference through data and technology. I strongly believe that it is not the critic who counts.

I began my professional career in data, specializing in machine learning and software algorithms for fraud detection and prevention, before transitioning to product management to fully engage my passion for design, business, and engineering. My most enriching experiences have been with Glovo and Friday Finance, contributing to their growth and eventual acquisition. I have led the ideation and delivery of various products, from internal financial data platforms to B2B fintech debit cards. Additionally, I led the Hyperloop team at UT Cockrell School of Engineering, with 50+ members, raising hundreds of thousands of dollars and securing an Innovation Award at the SpaceX Hyperloop Pod Competition in collaboration with MIT. My technical acumen extends to writing software applications from scratch, covering both backend and frontend development, through multiple release cycles for Waitqr, a startup I co-founded.

I hold an Economics degree from The University of Texas at Austin, enriched by a minor and certificate in Business Administration. I have a diverse skill set that includes leadership, strategy, discovery, delivery, prioritization, data, and software. I am proficient in a range of tools such as Python for data science, SQL, React, Node, JavaScript, Tableau, and I employ human-centered design and agile methodologies.

Experience

Querio
Co-Founder & COO
June 2023 - Present (10 months)

I lead sales, marketing, product, design and engineering.

Backed by Forum VC and Launch VC.

Friday Finance
1 year 1 month

Senior Product Manager
January 2023 - June 2023 (6 months)
Barcelona, Catalonia, Spain

I strategized, built and launched the company's Card solution, which became the most successful product with 100K Euros in monthly transaction volume within just two months of release. This pivotal achievement contributed to the company's acquisition by Pliant.

As a key player in expanding the product team to five members, I devised the team topology, delineated product domain ownership, and directly managed an associate product manager.

Product Manager
June 2022 - January 2023 (8 months)
Barcelona, Catalonia, Spain

As an early product hire at the Seed-stage startup, I first focused on designing an internal discovery & delivery process and implementing it. Successfully building the company's first modern product development process, increasing engineer and designer satisfaction and quality of outcomes.

My core product focus lied on reengineering the core cashflow and accounting solutions yielding a 120% increase in customer retention.

Glovo
2 years 4 months

Product Manager | Ledger & Invoicing Platform
January 2022 - May 2022 (5 months)
Barcelona, Catalonia, Spain

Spearheaded the overhaul of Glovo's billing and invoicing infrastructure to comply with new regulations, initially targeting Spain, the company's pivotal market, and scaling up to generate 6 million invoices per month.

Collaborated with legal and compliance teams to define tax and invoicing logic, crafted internal financial tooling for operational teams, established product requirements, liaised with engineering for delivery, and coordinated a successful production release with both executive and local teams.

Associate Product Manager | Fintech
July 2021 - December 2021 (6 months)
Barcelona, Catalonia, Spain

As part of Glovo's inaugural APM cohort, I gained invaluable insights through internal lectures from seasoned PMs and direct mentorship from the Fintech Product Director. I played a crucial role in helping lead the Billing & Invoicing squad, preparing us to adapt seamlessly to legislative changes in Spain through product solutions.

Lead Data Analyst | Fraud
January 2021 - June 2021 (6 months)
Barcelona, Catalonia, Spain

I applied machine learning to analyze restaurant, courier and customer data, allowing me to design and write Python and Groovy algorithms for automated fraud detection and prevention. Slashed global cash fraud rates by 38%, reduced courier fraud by 19% and reduced promotional abuse by 1M€ per year.

I boosted the efficiency and impact of my team through internal tooling enhancements and targeted mentorship.

Data Analyst | Fraud
February 2020 - December 2020 (11 months)
Barcelona, Catalonia, Spain

Designed, wrote and maintained Glovo's firs refund automation algorithm, leveraging SQL, Python and Groovy. My algorithm processed 300K+ requests per month with ~88% automation and ~98% accuracy.

Texas Guadaloop
4 years 4 months

Strategy Advisor
January 2020 - April 2022 (2 years 4 months)
Remote

Upon graduation, I helped transition my leadership of the org to a new team, ensuring its continuation. I helped the team with strategic decisions and fundraising. The team reached the 2021 European Hyperloop Week in the Netherlands where I joined them.

President
August 2018 - January 2020 (1 year 6 months)
Austin, Texas

The orgs previous leadership team left the project in a precarious condition, with 2 members left and in-debt. Rather than let it die, I took over the team as President and turned it around. I raised over $200K, recruited 50+ engineers and advisors, and forged a collaboration with MIT that culminated in an Innovation Award at the 2019 SpaceX Hyperloop Pod Competition.

Business Team Member
January 2018 - July 2018 (7 months)
Austin, Texas

Focused on fundraising, community management and recruitment. Helping the team reach the 2018 SpaceX Hyperloop Pod Competition.

Waitqr App
Co-Founder & Full-Stack Engineer
June 2020 - July 2021 (1 year 2 months)
Remote

As the lead of a 3-person development team, I managed the development project and crafted the company's mission, vision, and strategic plan.

I designed the UX/UI, data and software architecture, and developed our MVP using React and Node.

Despite initial momentum gained during the pandemic, we ceased operations due to escalating work demands and a lack of alignment within the founding team.

BlueDrop - Sustainable Agroforestry
Technical Recruiter
October 2019 - February 2020 (5 months)
Remote

My efforts culminated in assembling the most successful analyst team in the company's history.

I revamped the company's hiring process to prioritize technical assessments, providing a deeper understanding of candidates' analytical skills.

I facilitated the onboarding of a new recruiter team to sustain the improved recruitment process I had established.

Ya Ganaste
Product Designer
May 2019 - July 2019 (3 months)
Mexico City, CDMX, Mexico

I rebuilt the e-wallets UX/UI design utilizing SCRUM and Design Thinking.

Analyzed and optimized financial app flows per Mexican financial regulations, influencing board-level decisions.

I was awarded for research and leadership, after fully revamped the bank's e-wallet during the summer internship, marking my foray into product design and agile methodologies.

Frontier Strategy Group
Research Analyst
May 2018 - July 2018 (3 months)
Singapore, Singapore

Analyzed markets and company success cases to build knowledge decks for our clients.

Man Made
Country Launcher - US
May 2017 - May 2018 (1 year 1 month)
Austin, Texas

Launched the US market, acquired the first 10+ clients in the region and established presence.

I executed an in-person and locally-driven sales pipeline, identifying barbershops and approaching them to sell personalized beard oils.

Managed the logistics to get the product from Mexico to Texas and apply the barbershop's branding to the product.

———

Education

The University of Texas at Austin

Bachelor in Economics, Minor and Certificate in Business
Administration · (2015 - 2019)

International Baccalaureate

High School Diploma, American School of Puebla, Mexico · (August
2013 - May 2015)